UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 13 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 December, 2007 it purchased for cancellation 700,000 "A" Shares at a price of 26.68 euros per share.  It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1792.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,697,430,000.

As of 13 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.
Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 14 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 December, 2007 it purchased for cancellation 660,000 "A" Shares at a price of 27.00 euros per share.  It further announces that on the same date it purchased for cancellation 190,000 "A" Shares at a price of 1810.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,580,000.

As of 14 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue
Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 15 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 December, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 27.17 euros per share.  It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1818.46 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,695,780,000.

As of 15 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.
Holders of A Shares and B Shares are entitled to one vote per share.

Release Date 18 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 December, 2007 it purchased for cancellation 600,000 "A" Shares at a price of 28.05 euros per share.  It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 2002.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,583,855,000.

As of 18 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19 December 2007
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 December, 2007 it purchased for cancellation 280,000 "A" Shares at a price of 28.13 euros per share.  It further announces that on the same date it purchased for cancellation 70,000 "A" Shares at a price of 2007.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,583,505,000.

As of 19 December, 2007 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 2 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 January, 2008 it purchased for cancellation 250,000 "A" Shares at a price of 28.81 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 2135.95 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,583,155,000.

As of 2 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 January, 2008 it purchased for cancellation 250,000 "A" Shares at a price of 28.97 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 2161.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,582,805,000.

As of 3 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 January, 2008 it purchased for cancellation 250,000 "A" Shares at a price of 29.20 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 2179.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,582,455,000.

As of 4 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 January, 2008 it purchased for cancellation 300,000 "A" Shares at a price of 29.23 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 2177.19 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,582,055,000.

As of 7 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 January, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 29.07 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 2162.25 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,581,480,000.
As of 8 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 9 January, 2008 it purchased for cancellation 350,000 "A" Shares at a price of 28.47 euros per share.  It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 2133.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,580,980,000.

As of 9 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 January, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 28.34 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 2126.19 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,580,405,000.

As of 10 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 January, 2008 it purchased for cancellation 425,000 "A" Shares at a price of 27.93 euros per share.  It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 2106.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,579,780,000.
As of 11 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 January, 2008 it purchased for cancellation 350,000 "A" Shares at a price of 27.80 euros per share.  It further announces that on the same date it purchased for cancellation 125,000 "A" Shares at a price of 2109.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,579,305,000.

As of 14 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 January, 2008 it purchased for cancellation 425,000 "A" Shares at a price of 27.27 euros per share.  It further announces that on the same date it purchased for cancellation 225,000 "A" Shares at a price of 2057.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,578,655,000.

As of 15 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 16 January, 2008 it purchased for cancellation 475,000 "A" Shares at a price of 26.68 euros per share.  It further announces that on the same date it purchased for cancellation 225,000 "A" Shares at a price of 2001.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,577,955,000.

As of 16 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 January, 2008 it purchased for cancellation 475,000 "A" Shares at a price of 26.49 euros per share.  It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1969.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,577,280,000.
As of 17 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 January, 2008 it purchased for cancellation 450,000 "A" Shares at a price of 26.01 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1945.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,576,655,000.

As of 18 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 January, 2008 it purchased for cancellation 500,000 "A" Shares at a price of 26.87 euros per share.  It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1847.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,575,905,000.

As of 21 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 January, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 24.21 euros per share.  It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1801.13 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,575,355,000.

As of 22 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 23 January, 2008 it purchased for cancellation 500,000 "A" Shares at a price of 23.77 euros per share.  It further announces that on the same date it purchased for cancellation 225,000 "A" Shares at a price of 1770.18 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,574,630,000.

As of 23 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 24 January, 2008 it purchased for cancellation 305,000 "A" Shares at a price of 24.26 euros per share.  It further announces that on the same date it purchased for cancellation 125,000 "A" Shares at a price of 1813.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,574,200,000.

As of 24 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 January, 2008 it purchased for cancellation 450,000 "A" Shares at a price of 25.00 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1851.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,573,575,000.

As of 25 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 January, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 24.23 euros per share.  It further announces that on the same date it purchased for cancellation 150,000 "A" Shares at a price of 1795.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,573,025,000.
As of 28 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 29 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 January, 2008 it purchased for cancellation 425,000 "A" Shares at a price of 24.33 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1801.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,572,425,000.

As of 29 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 30 January, 2008 it purchased for cancellation 440,000 "A" Shares at a price of 24.14 euros per share.  It further announces that on the same date it purchased for cancellation 165,000 "A" Shares at a price of 1790.89 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,571,820,000.

As of 30 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31 January 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 31 January, 2008 it purchased for cancellation 375,000 "A" Shares at a price of 23.66 euros per share.  It further announces that on the same date it purchased for cancellation 135,000 "A" Shares at a price of 1763.58 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,571,310,000.

As of 31 January, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 February, 2008 it purchased for cancellation 425,000 "A" Shares at a price of 24.22 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1804.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,570,710,000.

As of 5 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 February, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 23.62 euros per share.  It further announces that on the same date it purchased for cancellation 125,000 "A" Shares at a price of 1760.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,570,185,000.

As of 6 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 February, 2008 it purchased for cancellation 450,000 "A" Shares at a price of 23.33 euros per share.  It further announces that on the same date it purchased for cancellation 180,000 "A" Shares at a price of 1739.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,569,555,000.

As of 7 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 8 February, 2008 it purchased for cancellation 380,000 "A" Shares at a price of 23.13 euros per share.  It further announces that on the same date it purchased for cancellation 180,000 "A" Shares at a price of 1715.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,568,995,000.

As of 8 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 February, 2008 it purchased for cancellation 415,000 "A" Shares at a price of 23.27 euros per share.  It further announces that on the same date it purchased for cancellation 170,000 "A" Shares at a price of 1732.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,568,410,000.

As of 11 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 February, 2008 it purchased for cancellation 320,000 "A" Shares at a price of 23.59 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1752.70 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,567,990,000.

As of 12 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 13 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 13 February, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 24.09 euros per share.  It further announces that on the same date it purchased for cancellation 140,000 "A" Shares at a price of 1786.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,567,450,000.

As of 13 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 February, 2008 it purchased for cancellation 455,000 "A" Shares at a price of 24.35 euros per share.  It further announces that on the same date it purchased for cancellation 165,000 "A" Shares at a price of 1802.36 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,566,830,000.

As of 14 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 15 February, 2008 it purchased for cancellation 500,000 "A" Shares at a price of 23.80 euros per share.  It further announces that on the same date it purchased for cancellation 185,000 "A" Shares at a price of 1776.40 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,566,145,000.

As of 15 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 18 February, 2008 it purchased for cancellation 430,000 "A" Shares at a price of 23.98 euros per share.  It further announces that on the same date it purchased for cancellation 110,000 "A" Shares at a price of 1798.90 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,565,605,000.

As of 18 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 19 February, 2008 it purchased for cancellation 430,000 "A" Shares at a price of 24.06 euros per share.  It further announces that on the same date it purchased for cancellation 120,000 "A" Shares at a price of 1813.92 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,565,055,000.

As of 19 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 20 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 20 February, 2008 it purchased for cancellation 490,000 "A" Shares at a price of 23.96 euros per share.  It further announces that on the same date it purchased for cancellation 180,000 "A" Shares at a price of 1803.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,564,385,000.

As of 20 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 21 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 21 February, 2008 it purchased for cancellation 440,000 "A" Shares at a price of 24.14 euros per share.  It further announces that on the same date it purchased for cancellation 145,000 "A" Shares at a price of 1816.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,563,800,000.

As of 21 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 22 February, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 23.95 euros per share.  It further announces that on the same date it purchased for cancellation 110,000 "A" Shares at a price of 1801.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,563,290,000.

As of 22 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 25 February, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 24.46 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1837.45 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,562,790,000.

As of 25 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 26 February, 2008 it purchased for cancellation 435,000 "A" Shares at a price of 24.36 euros per share.  It further announces that on the same date it purchased for cancellation 130,000 "A" Shares at a price of 1832.57 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,562,225,000.

As of 26 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 27 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 27 February, 2008 it purchased for cancellation 415,000 "A" Shares at a price of 24.34 euros per share.  It further announces that on the same date it purchased for cancellation 140,000 "A" Shares at a price of 1837.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,561,670,000.

As of 27 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 28 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 28 February, 2008 it purchased for cancellation 440,000 "A" Shares at a price of 24.06 euros per share.  It further announces that on the same date it purchased for cancellation 145,000 "A" Shares at a price of 1830.04 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,561,085,000.

As of 28 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue

Release Date 29 February 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 29 February, 2008 it purchased for cancellation 450,000 "A" Shares at a price of 23.79 euros per share.  It further announces that on the same date it purchased for cancellation 130,000 "A" Shares at a price of 1814.62 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,560,505,000.

As of 29 February, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 March, 2008 it purchased for cancellation 510,000 "A" Shares at a price of 23.27 euros per share.  It further announces that on the same date it purchased for cancellation 145,000 "A" Shares at a price of 1778.76 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,559,850,000.

As of 3 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 4 March, 2008 it purchased for cancellation 540,000 "A" Shares at a price of 22.84 euros per share.  It further announces that on the same date it purchased for cancellation 145,000 "A" Shares at a price of 1742.85 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,559,165,000.

As of 4 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 5 March, 2008 it purchased for cancellation 360,000 "A" Shares at a price of 22.75 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1742.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,558,705,000.

As of 5 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 6 March, 2008 it purchased for cancellation 440,000 "A" Shares at a price of 22.89 euros per share.  It further announces that on the same date it purchased for cancellation 145,000 "A" Shares at a price of 1746.96 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,558,120,000.
As of 6 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 7 March, 2008 it purchased for cancellation 400,000 "A" Shares at a price of 22.43 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1707.43 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,557,620,000.

As of 7 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 10 March, 2008 it purchased for cancellation 375,000 "A" Shares at a price of 22.59 euros per share.  It further announces that on the same date it purchased for cancellation 90,000 "A" Shares at a price of 1714.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,557,155,000.

As of 10 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 11 March, 2008 it purchased for cancellation 375,000 "A" Shares at a price of 22.68 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1731.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,556,680,000.

As of 11 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 12 March, 2008 it purchased for cancellation 350,000 "A" Shares at a price of 22.76 euros per share.  It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1737.49 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,556,230,000.

As of 12 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 14 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 14 March, 2008 it purchased for cancellation 500,000 "A" Shares at a price of 22.41 euros per share.  It further announces that on the same date it purchased for cancellation 175,000 "A" Shares at a price of 1714.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,555,055,000.

As of 14 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17 March 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 17 March, 2008 it purchased for cancellation 485,000 "A" Shares at a price of 21.84 euros per share.  It further announces that on the same date it purchased for cancellation 145,000 "A" Shares at a price of 1706.56 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,554,425,000.

As of 17 March, 2008 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1 April 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 1 April, 2008 it purchased for cancellation 785,085 "B" Shares at a price of 1683.14 pence per share.
Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be  2,758,574,915.

As of 1 April, 2008 3,554,425,000 "A" Shares of Royal Dutch Shell plc were in issue.

Release Date 2 April 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 2 April, 2008 it purchased for cancellation 618,405 "B" Shares at a price of 1700.12 pence per share.

Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,757,956,510.

As of 2 April 2008, 3,554,425,000 "A" Shares of Royal Dutch Shell plc were in issue.

Release Date 3 April 2008
Buyback of Own Shares
· · · · · · · · · · · · · ·
Royal Dutch Shell plc announces that on 3 April, 2008 it purchased for cancellation 908,008 "B" Shares at a price of 1740.67 pence per share.
Following the cancellation of these shares, the remaining number of "B" Shares of Royal Dutch Shell plc will be 2,757,048,502.

As of 3 April 2008, 3,554,425,000 "A" Shares of Royal Dutch Shell plc were in issue.

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 8 April 2008	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary